Exhibit 3.2.3

THIRD AMENDMENT

TO THE BYLAWS

OF

TRAMMELL CROW COMPANY

Article IV

Committees

                Section 2.  Procedure; Meetings; Quorum.  Any committee designated pursuant to Section 1 of this Article shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures, and shall meet at such time and at such place or places as may be provided by such rules, or by resolution of such committee or resolution of the Board of Directors.  Committee members and committee chairpersons shall be appointed by the Board of Directors.  The quorum requirement for any meeting of any Board committee shall be as set forth in the charter for that committee if such charter has been approved by the Board of Directors, and if no such charter has been so approved (or if any such approved charter does not designate the quorum requirement for that committee) the presence of a majority of all the members of that committee shall constitute a quorum.

CERTIFICATION

                I, the undersigned officer, hereby certify this 2nd day of March, 2004 that the foregoing Section 2 of Article IV was duly approved and adopted as an amendment to the bylaws, as amended, of Trammell Crow Company and was approved and adopted by the Board of Directors of Trammell Crow Company at a meeting held March 2, 2004.

/s/ J. CHRISTOPHER KIRK
J. Christopher Kirk
Executive Vice President and Secretary